OPERATING AGREEMENT

OF

TESTAMENT PICTURES, LLC

This Operating Agreement (this "Agreement") of Testament Pictures, LLC, a Delaware limited liability company (the "Company"), dated April 29, 2022 ("Effective Date"), is entered between the undersigned members of the Company (the "Members").

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means the Limited Liability Company Act of the State of Delaware, as may be amended on one or more occasions.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Available Funds" means at any time that portion of the cash then on hand or in bank accounts of the Company from the Company's operations which the Manager, in its sole and absolute discretion, deems available for distribution to the Members, taking into account (a) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Company (whether for expense items, capital expenditures, improvements, retirement of indebtedness or otherwise); (b) the amount of cash which the Manager deems necessary to establish prudent reserves for the payment of future capital expenditures, improvements, retirements of indebtedness, operations and contingencies, known or unknown, liquidated or unliquidated, including but not limited to, liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Delaware are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.3.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Certificate" means the Certificate of Formation filed with the Delaware Secretary of State to organize the Company as a limited liability company, including any amendments.

"Change of Control" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision(s) of succeeding law.

"Common Units" means Units with the rights as set out in this Agreement.

"Company" shall mean Testament Pictures, LLC, a Delaware limited liability company.

"Confidential Information" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, trade secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's past, present, or future business activities, research or development, or products or services.

"Covered Person" means each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, Officer, employee, agent, or representative of the Company.

"Fair Market Value" means the purchase price of the Units mutually agreed to between the buyer and the seller, and the buyer and seller shall confer in good faith during the 30-day period following the event giving rise to the option to purchase the Units to reach an agreement as to the purchase price of the Units. If the buyer and seller cannot agree on the purchase price for the Units within such 30-day period, then during the 15-day period following the 30-day period, the buyer and seller shall mutually select a qualified independent appraiser with experience valuing interests in closely-held business to determine the "Fair Market Value" of the Units. In valuing the Units to be purchased and sold hereunder: (a) the valuation shall be made as of the last day of the month preceding the date on which the first appraiser is selected; (b) the Company shall be valued as a going concern; and (c) the valuation shall take into account customary discounts for lack of control, lack of marketability, and other customary discounts.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Majority Vote" means those Members holding, in the aggregate, more than fifty percent (50%) of the issued and outstanding Units entitled to vote on such matter, with each Unit counting as one vote (and excluding for this purpose, the Preferred Units).

"Manager" means those Persons hereafter elected as a Manager of the Company as provided in this Agreement, but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the

Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"Member" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

"Membership Interest" or "Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the Company's affairs. The Membership Interests of the Company shall be divided into Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; *provided* that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 4.4.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference in this Agreement to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Proportionate Share" means the percentage interest of a Member based on the number of Units owned by the Member in relation to the total outstanding Units.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means a portion of the Membership Interests of the Company, including any Common Units and any Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Creation. The Company was formed pursuant to and is governed by the Act.

2.2.   Registered Agent. The initial registered agent will be The Corporation Trust Company. The Manager may change the registered agent on one or more occasions.

2.3.   Names and Addresses of Members. The full names and street addresses of the Members of the Company will be recorded and tracked on a ledger in the books and records of the Company.

2.4.   Business Purpose. The Company's objective is to engage in the actions, operations and activities associated with the business of the Company, directly or indirectly through any subsidiaries, and any other business allowed by law.

2.5.   Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6.   Units. Each Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The Company shall maintain a schedule of all Members and the amount and series of Units held by them.

2.7.   Authorized of Preferred Units. The Company is hereby authorized to issue a class of Units designated as "Preferred Units". The Preferred Units issued and outstanding will be recorded and tracked on a ledger in the books and records of the Company.

2.8.   Authorization of Common Units. The Company is hereby authorized to issue a class of Units designated as "Common Units". The Common Units issued and outstanding will be recorded and tracked on a ledger in the books and records of the Company.

2.9.   Other Issuances. In addition to the Preferred Units and Common Units authorized on the date hereof, the Company is hereby authorized, subject to compliance with this Agreement, as applicable, to authorize and issue or sell to any Person, for consideration and on other terms and conditions determined by the Manager, any of the following (collectively, "New Units"): (a) any new type, class, or series of Units not otherwise authorized in this Agreement, including Units designated as classes or series of the Preferred Units or Common Units with different rights, privileges, or preferences; and (b) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase or acquire Units.

2.10.   Title to Property in Name of Company. Real and personal property purchased by the Company shall be held and owned in the name of the Company.

2.11. <u>Membership Certificates</u>. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Manager in its sole and absolute discretion.

ARTICLE 3
MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1. <u>Members' Contributions</u>. To date, the Members have made the capital contributions to the Company, in cash, services, or property, in the amounts recorded and set forth in the books and records of the Company. The Members are not obligated to make any other contributions to the Company. Except as otherwise may be provided herein, no Member shall be entitled to receive any interest on its capital contribution or Capital Account.

3.2. <u>Borrowing</u>. The Company may borrow from banks, lending institutions, other unrelated third parties, affiliates of the Company, or the Members and may pledge Company assets or any income from Company properties to secure or provide for the repayment of the loans.

3.3. <u>Capital Accounts</u>. The Company will maintain a Capital Account for each Member in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv). Without limiting the foregoing, the provisions of Treasury Regulations §§ 1.704-1(b)(2)(iv)(d) and (g) related to the treatment of property contributed to a company by a Member and any other provision required by the Treasury Regulation are incorporated in this Agreement. For clarification, Capital Accounts will be increased by: (a) the amount of any money the Member contributes to the Company's capital; (b) the Fair Market Value of any property the Member contributes to the Company's capital, net of liabilities the Company assumes or to which the property is subject; and (c) the Member's share of Profits and any separately stated items of income or gain; and decreased by: (x) the amount of any money the Company distributes to the Member; (y) the Fair Market Value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (z) the Member's share of Losses and any separately stated items of deduction or loss.

3.4. <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.5. <u>Return of Capital Contributions</u>. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his, her or its capital contributions or to be paid interest in respect to either his, her or its capital contributions.

3.6. <u>Voting</u>. No person shall be entitled to exercise any voting rights as a Member until such person shall have been admitted as a Member. Except as provided otherwise by law or this Agreement, (i) each Member shall be entitled to one (1) vote for each Unit held by such Member, and (ii) Members shall vote together for all matters on which Members are permitted to vote by reason of such Units. Notwithstanding the foregoing, except as required by a non-waivable provision of the Act, the Members holding Preferred Units are not entitled to vote on, consent to or approve any matters as a result of their ownership of Preferred Units or otherwise.

(a) <u>Meetings of Members</u>. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than ten percent (10%) of the aggregate outstanding Units at the meeting. Upon sufficient request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice of the meeting to be given to the Members entitled to vote not less than five (5) days or more than sixty (60) days before the meeting. Such notices shall state: (i) either the place of such meeting or that such meeting is telephonic and the date, hour and contact information for the meeting; and (ii) those matters that the Manager or Members, at the time of the mailing of the notice, intend to present for action by the Member.

                (b)   <u>Voting by Proxy</u>. Each Member entitled to vote at a meeting of Members or to express consent or dissent to action in writing without a meeting may authorize another Person(s) to act for such Member by proxy. Such proxy shall be deposited at the Company's principal place of business not less than 48 hours a meeting is held or action is taken, but no proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

        3.7.   <u>Action by Members without a Meeting</u>. Any action, which under any provision of the Act or this Agreement, that may be taken at a meeting of the Members, may be taken without a meeting, and without notice, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All Members entitled to vote that do not approve any action to be taken by such written consent shall be given notice of such approval and such other information in accordance with the Act. All such consents shall be maintained in the Company's records.

        3.8.   <u>Quorum</u>. Except as may be expressly stated otherwise in this Agreement, to the greatest extent allowed by law, the Majority Vote of the Members is the act of the Members and shall constitute a quorum. No action may be taken at any meeting in the absence of a quorum.

        3.9.   <u>Withdrawal or Resignation of a Member</u>. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager's sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

        3.10.   <u>Expulsion of a Member</u>. A Member may be expelled from the Company upon a Majority Vote of the Manager and the other Members for Cause.

        3.11.   <u>Admission of Additional Members</u>. Subject to compliance with applicable law, the Manager may admit additional Members to the Company from time to time upon such terms and conditions as it may determine in its sole discretion, and any such additional Members shall be granted Units and may participate in the management, Profits and Losses, and other terms as the Manager may fix.

        3.12.   <u>Other Activities of Members; Business Opportunities</u>. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures or businesses.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1. <u>Allocation of Profits and Losses</u>. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.4.

4.2. <u>Special Allocations</u>. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a) <u>Qualified Income Offset</u>. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b) <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c) <u>Section 704(c) Allocation</u>. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d) <u>Member Nonrecourse Deductions</u>. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e) <u>Adjustments for Special Allocations</u>. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3. <u>Liability of Members</u>. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.4.   Distributions. The Manager shall have sole discretion regarding the amounts and timing of distributions of Available Funds to Members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies); *provided, however*, that the Company shall be required to make distributions in the amounts and order as follows:

(a)   First, to the Members pro rata in proportion to their holdings of Preferred Units, until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution.

(b)   Second, any remaining amounts to the Members holding Preferred Units and Common Units pro rata in proportion to their aggregate holdings of Preferred Units and Common Units treated as one class of Units.

(c)   For avoidance of doubt, the Members acknowledge and agree that the Manager shall have sole discretion to pay all or any portion of the Company's debts and liabilities to its creditors (including to Members as loans or salary, as applicable), prior to making any distributions as set forth in this Section 4.4.

4.5.   Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

4.6.   Substantial Economic Effect. The various provisions of this Article 4 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.   Accounting Methods; Fiscal Year. The profits and losses of the Company will be accounted for on a basis reasonably determined by the Manager. All decisions as to accounting matters shall be made by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the calendar year.

5.2.   Books and Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours. In addition to the foregoing, the Company shall maintain the following at its principal office: (a) a current list of the full name and last known business address of each Member; (b) a copy of the stamped Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; and (d) copies of this Agreement and any amendments thereto.

5.3. <u>Taxation as a Corporation</u>. The Company will be a taxed as a corporation for federal and state income tax purposes.

5.4. <u>Company Representative</u>. The Company must designate a representative with a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 (Company Representative). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. Paul Syrstad is designated to serve as the Company Representative. If Paul Syrstad becomes unwilling or unable to serve for any reason, the Manager shall promptly appoint another Member to serve as Company Representative in accordance with Code requirements. The Company will reimburse the Company Representative for reasonable expenses incurred while acting within the scope of the Company Representative's authority.

5.5. <u>Obligations and Discretion as to Tax Matters</u>. The Company Representative shall inform all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members.

5.6. <u>Company Representative to Preserve Tax Classification</u>. Unless the Manager elects not to be treated as a corporation for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a corporation for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a corporation for tax purposes under the laws of any jurisdiction in which the Company transacts business.

5.7. <u>Coordination with TEFRA Audit Rules</u>. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8. <u>Election under Code Section 6221(b)</u>. The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9. <u>Consistent Treatment</u>. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

5.10. <u>Adjustment in Future Tax Years</u>. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action.

5.11. <u>Tax Elections</u>. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12. <u>Legal and Accounting Costs for Tax Matters</u>. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

5.13. <u>Tax Indemnification</u>. Each Member hereby agrees to indemnify and hold harmless the Company, the Company Representative, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocated to such Member. The provisions of this 5.13 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.13.

5.14. <u>Tax Examinations and Audits</u>. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1. <u>Management of the Company</u>.

(a) <u>General Powers</u>. The Company will be considered a manager-managed company. Except as otherwise expressly stated in this Article 6, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. The initial number of Managers shall be one (1), and the number of Managers may only be increased or decreased upon the Majority Vote of the Members. Except as specifically provided for herein, all decisions to be made by the Managers shall be made by the majority consent of the Managers. The names of the initial Manager is Paul Syrstad. Without limiting the generality of the foregoing, the Manager shall have the exclusive power and authority to cause the Company:

(1) to do any act in the conduct of its business and to exercise all powers granted to a limited liability company under the Act, whether in any state, territory, district or possession of the United States or any foreign country, that may be necessary, convenient, desirable or incidental to the accomplishment of the business purposes of the Company;

(2) to own, hold, operate, maintain, finance, refinance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any asset as may be necessary, convenient, desirable or incidental to the accomplishment of the business purposes of the Company;

(3) to enter into, perform and carry out any contracts, leases, instruments, commitments, agreements or other documents of any kind, including, without limitation, contracts with any

Member or Manager, any Affiliate thereof or any agent of the Company, necessary, convenient, desirable or incidental to the accomplishment of the business purposes of the Company;

        (4)   to sue and be sued, complain and defend and participate in administrative or other proceedings, in its own name;

        (5)   to appoint officers, employees and agents of the Company, define their duties and fix their compensation, if any, and to select attorneys, accountants, consultants and other advisors of the Company;

        (6)   to indemnify any Person in accordance with the Act and to obtain any and all types of insurance;

        (7)   to borrow money from any Person, and issue evidences of indebtedness and to secure the same by mortgages, deeds of trust, security agreements, pledges, collateral assignments or other liens on the assets of the Company;

        (8)   to negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any loan agreement, commitment, deed of trust, mortgage, security agreement or other loan document in respect of any assets of the Company;

        (9)   to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

        (10)   to make, execute, acknowledge, endorse and file any and all agreements, documents, instruments, checks, drafts or other evidences of indebtedness necessary, convenient, desirable or incidental to the accomplishment of the business purposes of the Company;

        (11)   to open one or more bank accounts in the name of the Company at such bank or banks, and having such restrictions, as in each case the Manager shall determine;

        (12)   to issue Membership Interests in accordance with the terms of this Agreement;

        (13)   to cease the Company's activities and dissolve and wind up its affairs upon its duly authorized dissolution; and

        (14)   to cause any special purpose subsidiary limited liability company wholly owned by the Company to do any of the foregoing.

        (b)   <u>Appointment and Removal of Manager</u>. The Manager may be removed at any time for Cause by the holders of a Majority Vote. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the holders of a Majority Vote. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal by such Member from the Company.

(c)   Limitations on Power of the Manager. Notwithstanding any other provisions of this Agreement, however:

(1)   the sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in a series of transactions, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution, shall require not only the approval of the Manager, but also the affirmative vote or written consent of a Majority Vote of the Members;

(2)   the merger, consolidation or reorganization of the Company with another Person in which the Company is not the surviving entity or in which that other Person or Affiliates thereof acquire a controlling interest in the Company shall require not only the approval of the Manager, but also the Majority Vote of the Members; provided, however, that in no event shall a Member be required to become a general partner in a merger with a general or limited partnership without that Member's express written consent or unless the agreement of merger provides each Member with the dissenter's rights described in the Act;

(3)   any alteration of the primary purpose of the Company set forth in Section 2.4 shall require not only the approval of the Manager, but also the affirmative vote or written consent of a Majority Vote of the Members;

(4)   any transaction between the Company and a Member or Manager or any Affiliate of a Member or Manager, or any transaction in which a Member or Manager or any Affiliate of a Member or Manager has a material financial interest, shall require not only the approval of the Manager, but also the affirmative vote or written consent of a Majority Vote of the Members;

(5)   any amendment to the Certificate of Formation or this Agreement shall require not only the approval of the Manager, but also the Majority Vote of the Members; provided, however, that (i) an amendment or modification reducing the required percentage of Common Units for any consent or vote in this Agreement will be effective only with the consent or vote of Members holding the aggregate Common Units theretofore required; (ii) an amendment or modification to Exhibit A in accordance with this Agreement may be made by the Manager without the consent of any Member; and (iii) an amendment to this Section will be effective only with the consent of each Member.

6.2.   Officers. The Manager may, from time to time, appoint one or more persons to be officers or authorized representatives of the Company (each, an "Officer"). The day-to-day management of the Company shall be vested in the Officers. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

6.3.   Activities of the Manager. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.4.   Performance of Duties; Reliance. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted. The Manager shall have no liability for taking or failing to take any action required to be taken by it under this Agreement to the extent the Members, pursuant to Section 6.1(c) or otherwise, direct that such action be taken or not taken, as the case may be.

6.5. <u>Competing Activities</u>. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company's business. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company, the Manager or the other Members, could be taken by the Company, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

6.6. <u>Transactions between the Company and the Manager</u>. Notwithstanding that it may constitute a conflict of interest, the Manager may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of performing them and in similar transactions between parties operating at arm's length. A transaction between the Manager, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a Majority Vote of the Member's having no interest in such transaction affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.

6.7. <u>Manner of Acting</u>. The Manager may act with respect to any matter within the scope of its authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as he or she determines to be appropriate under the circumstances.

        (a)   <u>Special Meetings</u>. Special meetings may be called by any Manager at any time.

        (b)   <u>Written Consent</u>. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

        (c)   <u>Telephonic Meetings</u>. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

        (d)   <u>Quorum</u>. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

      6.8.   <u>Discretion of the Manager; Limitation of Liability</u>. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud or intentional misrepresentation of funds committed in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Act, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 7
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

      7.1.   <u>Transfers</u>. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's Membership Interest in the Company ("Seller") will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Member acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance;

provided, however, that any Member who Transfers Units shall remain bound by the provisions of this Article 7.

      7.2.   <u>Right of First Refusal</u>

      (a)   <u>Notice of Proposed Transfer</u>. Prior to a Seller Transferring any of its membership interests (the "<u>Transfer Interests</u>"), the Seller shall simultaneously deliver to the Company and to the other Members (the "<u>ROFR Members</u>") a written notice (the "<u>Transfer Notice</u>") stating: (i) Seller's bona fide intention to transfer such Transfer Interests; (ii) the name, address and phone number of each Proposed Transferee; (iii) the aggregate number and type of Transfer Interests proposed to be transferred; (iv) the exemptions under applicable state and federal securities laws upon which Seller is relying in making the proposed Transfer, (v) the bona fide cash price, or in reasonable detail, other consideration for which the Transfer Interests are to be Transferred; and (v) each ROFR Member's right to exercise either its Right of First Refusal with respect to the Transfer Interests. Seller shall also deliver to the Company, a definitive written agreement pursuant to which such Transfer is proposed to be consummated in a form subject to the reasonable approval of the Company, to which each Proposed Transferee would agree to be bound by all terms of this Agreement with respect to the Transferred Interests (the "<u>Proposed Purchase Agreement</u>").

      (b)   <u>Right of First Refusal</u>.

      (1)   <u>Exercise by the Company</u>. For a period of twenty (20) days after the Transfer Notice has been last delivered to the Company and the Members (the "<u>Exercise Period</u>"), the Company shall have the right to purchase all, or any part of the Transfer Interests, on the same terms and conditions as specified in the Transfer Notice. To exercise its Right of First Refusal, the Company must deliver written notice to Seller of such exercise during the Exercise Period indicating the number of Transfer Interests it wishes to purchase pursuant to the Right of First Refusal.

      (2)   <u>Exercise by Members</u>. The ROFR Members shall have the right to purchase any portion of the Transfer Interests not purchased by the Company (the "<u>Remaining Interests</u>") on the same terms and conditions as specified in the Transfer Notice. To exercise its Right of First Refusal, an ROFR Member (a "<u>Purchasing Member</u>") must deliver written notice of such exercise to Seller within the Exercise Period indicating the number of Transfer Interests it wishes to purchase pursuant to the Right of First Refusal. Upon the earlier to occur of (i) expiration of the Exercise Period or (b) the time when Seller has received written confirmation from each Member regarding its exercise of its Right First Refusal, the Members shall be deemed to have made their election with respect to the Transfer Interests. If the aggregate number of membership interests that the Purchasing Members desire to purchase (as evidenced in the written notices delivered to Seller) exceeds the number of Remaining Interests, each Purchasing Member will be entitled to purchase its pro rata share of the Remaining Interest.

      7.3.   <u>Encumbrances</u>. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

      7.4.   <u>New Members</u>. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

7.5.   Mandatory Conditions to Transfer. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer, regardless of whether the right of first refusal set forth in Section 7.2 applies to such Transfer:

(a)   The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by the Members by Majority Vote;

(b)   The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(c)   The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(d)   The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.6.   Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

7.7.   Look-Through Rule. With regards to any Member that is a corporation, partnership, joint venture, limited liability company, unincorporated organization, trust, association or other entity ("Entity"), upon the occurrence of any event that results in the Transfer, whether voluntary or involuntary, of any equity interest in such Entity to any Persons other than such Entity's Affiliates, such Entity shall provide written notice to the Company with respect to such Transfer and the Company and the other Members shall be afforded the rights as provided in this Article 7.

ARTICLE 8
LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1.   Exculpation of Covered Persons.

(a)   Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct.

(b)   Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Profits and Losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

8.2.   Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

8.3.   Indemnification.

(a)   To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Liabilities") to which such Covered Person may become subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (b) the fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b)   Entitlement to Indemnity. The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Liabilities covered by the foregoing indemnification provisions and to otherwise cover Liabilities for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Liabilities hereunder. If any Covered Person recovers any amounts in respect of any Liabilities from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Liabilities.

(d)   Funding of Indemnification Obligations. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e)   Savings Clause. If this Section 8.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.3 to the fullest extent permitted by any applicable portion of this Section 8.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(f)   Survival. The provisions of this Article 8 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 9
BUY-SELL PROVISIONS

9.1.   Company Option to Purchase Units. Upon a Trigger Event, the Company will have the ongoing option to purchase all of the Units and all or part (as decided by the Company) other equity rights of the Member subject to the Trigger Event, and upon exercise of this option, the Member (or any holder of Units that is not a Member) or the Member's legal representative shall sell all or part (as decided by the Company) of the Units on the terms provided below. "Trigger Event" means any one or more of the following events:

(a)   The death or disability of a Member, if a natural person;

(b)   the entry of an order or judgment by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or estate;

(c)   the divorce or legal separation of a Member from the Member's spouse in which the Member's spouse receives any material rights related to a Unit or the Company;

(d)   the bankruptcy of a Member;

(e)   upon the dissolution of a Member that is an entity if the Member is not restated on or before ten (10) Business Days after notice of the dissolution Trigger Event;

(f)   the breach by a Member of any significant term or provision of this Agreement if the breach is not cured before ten (10) Business Days after reasonable notice of the breach; or

(g)   any voluntary or involuntary transfer of all or a portion of a Member's Membership Interest if such transfer is not specifically permitted by this Agreement.

9.2.   <u>Exercise of Option</u>. The option to purchase the Units may be exercised by the Company giving written notice (the "<u>Option Notice</u>") to the Member subject to the Trigger Event.

9.3.   <u>Purchase Price</u>. For purposes of determining the purchase price for the Units, the value of the Company will be deemed to be the Fair Market Value. The purchase price to be paid for the Units will be equal to the amount resulting from multiplying the value of the Company by a percentage equal to the Units being purchased by the Company divided by the total outstanding Units.

9.4.   <u>Method of Payment</u>. No later than thirty (30) days after the date of the Option Notice, the Company shall pay the purchase price as follows:

(a)   In immediately available funds, the greater of (a) one-third of the purchase price and (b) 90% of the life insurance proceeds, if any, received or reasonably expected to be received by the Company as a result of a Trigger Event (that greater amount, the "<u>Cash Portion</u>").

(b)   A negotiable promissory note (the "<u>Note</u>") for the unpaid portion of the balance of the purchase price. The Note will accrue interest at the Prime Rate on the date of the Option Notice and be payable in 12 equal quarterly installments beginning on the first day of the second full calendar quarter following the date of the issuance of the Note. "<u>Prime Rate</u>" means the prime rate as published in *The Wall Street Journal*. The Note will provide that it may be prepaid at any time by the Company without penalty. If not all expected insurance proceeds resulting from the Trigger Event are received by the Company before the closing, the Company shall pay 90% of the applicable insurance proceeds received promptly upon receipt, and in the case of amounts paid postclosing, the postclosing payments will be applied to the Note, and the Note will be reamortized and the payment reduced accordingly.

9.5.   <u>Closing</u>. Upon receipt of the Cash Portion and Note, the Member holding the Units, the legal representative, or other person holding or owning the Units, as the case may be, shall execute and deliver to the Company the instruments and documents as are reasonably requested by the Company to transfer to the Company full and complete title to the Units. Each Member hereby grants to the Company a power of attorney for the Company to act on behalf of the Member to execute the documents as may be necessary to accomplish the closing of the acquisition of the Units. The power of attorney will be deemed coupled with an interest and will be effective automatically in the event the Manager determines the Member or other person holding the Units being acquired has not cooperated and performed as required by this Article 9.

9.6.   Drag-Along.

(a)   In the event the Manager approves a Change of Control in accordance with this Agreement and the Members by Majority Vote approve such Change of Control in writing, specifying that this Section 9.6 shall apply to such transaction, then each Member hereby agrees:

(1)   if such Change in Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to the Company's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control;

(2)   if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

(3)   to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 9.6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(4)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(5)   not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(6)   if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

(b)   Notwithstanding the foregoing, no Member will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(1)   any representations and warranties to be made by such Member in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation,

representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(2)   Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members); and

(3)   the liability for indemnification, if any, of such Member in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents).

(c)   Each Member hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 9.6, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

ARTICLE 10
GENERAL PROVISIONS

10.1.   Notices. Each party giving or making any notice, request, demand, or other communication (each, a "Notice") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which, for purposes of this Agreement, is a writing: personal delivery, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally-recognized overnight courier (with all fees prepaid), facsimile, e-mail, or PDF (portable document format). Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "Addressee") at the address as designated by a party in a Notice given to the other parties pursuant to this Section 10.1. Except as may be expressly stated otherwise in this Agreement, a Notice is effective only if the party giving the Notice has complied with this Section 10.1 and the Addressee has received the Notice.

A Notice is deemed received as follows: (a) if a Notice is delivered in person, sent by Registered or Certified Mail, or sent by nationally-recognized overnight courier, upon receipt as indicated by the date on the receipt; (b) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; and (c) if a Notice is sent as a PDF attachment to an email, upon proof the email was sent. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no or improper Notice was given, then the Notice is deemed delivered and received by the Addressee upon the rejection, refusal, or inability to deliver. If a Notice is received after 5:00 p.m. on a Business Day where the Addressee is located, or on a day that is not a Business Day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next Business Day where the Addressee is located.

10.2. Confidentiality. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "Representatives") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 10.2 or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

10.3. Amendments. Except as expressly stated otherwise in this Agreement, the parties may amend this Agreement only by a written agreement of the parties that identifies itself as an amendment to this Agreement in accordance with Section 6.1.

10.4. Waivers. The parties may waive any provision in this Agreement only by a writing signed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose for which the waiver was obtained. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

10.5. Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

10.6. Entire Agreement. This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

10.7. Counterparts; Facsimile and Electronic Signatures. The parties may sign this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of a signed counterpart signature page by facsimile or electronically is as effective as signing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the signed counterpart of the party to be charged.

10.8.   Assignment and Delegation. A party may not assign any of the party's rights under this Agreement, except with the prior written consent of the other parties. The nonassigning parties shall not unreasonably withhold their consent. All assignments of rights are prohibited without consent of the other parties, whether the assignments are voluntary or involuntary, by merger, consolidation, dissolution, operation of law, or any other manner. For purposes of this Section 10.8, a "change of control" is deemed an assignment of rights, and "merger" refers to any merger in which a party participates, regardless of whether the party is the surviving or disappearing corporation. No party may delegate any performance under this Agreement. Any purported assignment of rights or delegation of performance in violation of this Section 10.8 is void.

10.9.   Third-Party Beneficiaries. This Agreement does not and is not intended to confer any rights or remedies upon any person other than the signatories, except that the Company and the nonparties expressly indemnified pursuant to this Agreement are express third-party beneficiaries of this Agreement and may enforce this Agreement as if a party to this Agreement.

10.10.   Interpretation. This Agreement will not be construed in favor of or against any party for any reason, including because of authorship. It is the intent of the parties that this Agreement be interpreted so as to give the maximum effect to the principle of freedom of contract and to the enforceability of this Agreement. The power and authority granted by this Agreement are subject to the provisions of the Act. To the extent of any inconsistency between this Agreement and the Act, this Agreement will, to the extent permitted by the Act, control. This Agreement will also control over any conflicting term in the Certificate of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act or any other law, this Agreement will be deemed amended to the least extent possible to make the conflicting provision effective under the Act or the other law.

10.11.   Further Assurances. Each party and its officers and directors shall use Reasonable Efforts to take, or cause to be taken, all further actions necessary or desirable to carry out the purposes of this Agreement. "Reasonable Efforts" means, with respect to conduct under this Agreement, the efforts that a reasonable person in the position of the obligated party would use to engage in that conduct effectively.

10.12.   Governing Law. The laws of the state of Delaware (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

10.13.   Forum Selection

(a)   Designation of Forum. Any party bringing a legal action or proceeding against any other party arising out of or relating to this Agreement may bring the legal action or proceeding in the United States District Court for the District of Utah or in any court of the state of Utah sitting in Salt Lake City.

(b)   Waiver of Right to Contest Jurisdiction. Each party waives, to the fullest extent permitted by law, any objection that the party may now or later have to the laying of venue of any legal action or proceeding arising out of or relating to this Agreement brought in any court of the State of Utah sitting in Salt Lake City, or the United States District Court for the District of Utah; and any claim that any action or proceeding brought in any court specified in this Section 10.13 has been brought in an inconvenient forum.

(c)   Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the District of Utah and its appellate courts, and any court of the state of Utah sitting in Salt Lake City and its appellate courts, for the purposes of all legal actions and proceedings arising out of or relating to this Agreement.

10.14.   Dispute Resolution.

(a)   Generally. If a dispute arises out of or relates to this Agreement, and if the dispute is not settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation before resorting to arbitration, litigation, or some other dispute resolution procedure. The mediation will take place Salt Lake City, Utah. Any controversy or claim arising out of or relating to this Agreement that is not settled through mediation, will be settled by arbitration in Salt Lake City, Utah, in accordance with the Utah Uniform Arbitration Act, and judgment on the award rendered by the arbitrator, if not paid or otherwise settled in full before twenty (20) days after the date of the award, may be entered in any court of competent jurisdiction. The parties will cause the arbitrator to render the arbitrator's decision within 180 days after the designation of the arbitrator, and the parties shall cooperate with each other and the arbitrator in the conduct of the arbitration to permit that timing. If the arbitrator determines the arbitrator cannot practically render a decision within the 180-day period, the arbitrator may extend the 180-day period to be the shortest reasonable period allowing for expedited discovery. All mediation and arbitration will be confidential.

(b)   Small Claims. For any claim (excluding claims for injunctive or other equitable relief) where the total amount of the award sought is less than $20,000, the party requesting relief may elect to resolve the dispute in a cost-effective manner through binding non-appearance-based arbitration in accordance with the Utah Uniform Arbitration Act. The arbitrator and the parties must comply with the following rules: (a) the arbitration will be conducted by telephone, online, or be solely based on written submissions, and the specific manner will be chosen by the party initiating the arbitration; (b) the arbitration will not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator will be final, and if not paid or otherwise settled in full before 20 days after the date of the award, may be entered in any court of competent jurisdiction.

10.15.   Rights and Remedies Cumulative. Any enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive. Any party's exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of a party's rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

10.16.   Waiver of Jury Trial. **Each party knowingly, voluntarily, and intentionally waives its right to a trial by jury to the extent permitted by law in any action or other legal proceeding arising out of or relating to this Agreement and the transactions it contemplates. This waiver applies to any action or other legal proceeding, whether sounding in contract, tort, or otherwise. Each party acknowledges that it has received or has had the opportunity to receive the advice of competent counsel.**

10.17.   Litigation Expenses. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "Prevailing Party") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 10.17, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

10.18. <u>Advice of Counsel</u>. Each party acknowledges and agrees that the terms of this Agreement have been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties. The parties acknowledge and agree that Buchalter represents the Company and does not represent any other party to this Agreement, has not given advice to any other party to this Agreement, and has recommended to non-represented parties that they seek competent legal counsel related to this Agreement.

10.19. <u>Tax Treatment</u>. Each party acknowledges and agrees that the party has had the opportunity to confer with the party's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

10.20. <u>Maintenance of Books and Records</u>. The Company shall keep books and records of accounts at its designated office set forth in the Certificate. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

10.21. <u>Not for Benefit of Creditors</u>. The provisions of this Agreement are intended only for the regulation of relations among Members and the Company. The Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any creditor who is not a Member or any other person who is not a Member, a Manager or an officer.

ARTICLE 11
INVESTMENT REPRESENTATIONS

11.1. <u>Representations and Warranties</u>. Each Member represents and warrants to the Company and the other Members that:

(a)   If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

(b)   The Membership Interest acquired by such Member will be acquired for investment purposes only, for his, her or its own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his, her or its Interest.

(c)   The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

11.2.   <u>Acknowledgment of Certain Facts</u>. Each Member acknowledges his awareness and understanding of the following:

(a)   The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

(b)   The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

(c)   No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

(d)   There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

(e)   The Membership Interests have not been registered under the Securities Act of 1933 (the "<u>Securities Act</u>") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

(f)   The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

(g)   The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

11.3.   <u>Tax Matters</u>. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Delaware and, accordingly, it is intended that the Company be treated for federal and Delaware state income tax purposes as a corporation.

11.4.   <u>Acknowledgment of Access to Records</u>. Each Member acknowledges that the Company has established, or will established, a portal, accessible via the internet by Members and authorized persons only, and to the fullest extent possible under applicable law, all Company records reasonably related to Members' interests shall be available for review on such portal. Each Member acknowledges that the use of the portal has been done to control costs, and the portal shall be used when possible and practical. Each Member also acknowledges that such Member has been furnished through the portal or otherwise, and has reviewed, the Certificate and this Agreement of the Company and all amendments, if any, to those documents. Each Member further acknowledges that through the portal all appropriate instruments, documents, records, books, and financial information pertaining to their investment and/or the Company have been made available for inspection by such Member and such Member's professional advisors and that the books and records of the Company reasonably related to the Member's interest will be available upon reasonable notice for inspection by such Member during reasonable business hours at the Company's principal place of business, or such other place as designated by the Company. Each Member also acknowledges that the Member has been provided appropriate contact information to contact an individual with questions concerning the terms and conditions of the sale of the Membership Interests and to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information.

       11.5.   <u>No Representation by Company</u>. Neither the Manager, nor any agent or employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to him or her that he or she may freely Transfer the Membership Interests, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interests, that past performance or experience on the part of the Manager or its affiliates or any other person in any way indicates the predictable results of the ownership of the Membership Interests or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

       11.6.   <u>Consultation with Attorney</u>. Each Member has been advised to consult with his or her own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

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IN WITNESS WHEREOF, the parties are signing this Operating Agreement of Testament Pictures, LLC on the date stated in the introductory paragraph.

MANAGER:

DocuSigned by:

ED3402B32F6B493...

Paul Syrstad

MEMBERS:

ROARLIGHT, LTD

By: DocuSigned by: ______________________

ED3402B32F6B493...

Name: Paul Syrstad

Title: Authorized Signatory

[Signature Page of Testament Pictures, LLC Operating Agreement]